CIBT EDUCATION GROUP INC. International Head Office: Suite 1200, 777 West Broadway Vancouver, BC V5Z 4J7 Tel: 604.871.9909 Fax: 604.871.9919 Email: info@cibt.net Web: www.cibt.net

CIBT Ranked in Profit 100 Magazine

Vancouver, June 16th, 2010 - CNW Newswire: CIBT Education Group Inc. (NYSE AMEX & TSX: MBA) (“CIBT” or the “Company”) is pleased to report that the Company has been ranked 105th in the June 2010 issue of the 22nd Annual Profit 100 rankings as one of Canada’s fastest growing companies.

Profit Magazine is a bi-monthly publication that has served the entrepreneurial business community since 1984. The top 150 company rankings can be found in the June 2010 issue of Profit Magazine or online at http://www.profitmagazine.ca.

“We are pleased to be recognized for our achievements with revenue growth of 571% from $6.6 million in 2004 to $44.5 million in 2009 while expanding our geographical footprints and business presence to 18 countries”, commented Toby Chu, Vice-Chairman, President & CEO.  “We feel that our established infrastructure will generate significant market niche benefits to our group as demand for international study with accredited western credentials continue to increase at a rapid pace.”

About CIBT Education Group:

CIBT is an education management company with a special focus on the global education market.  It owns and operates a network of business, technical and language colleges, and cooperative joint programs at 68 locations in 18 countries through which it delivers Western and Chinese accredited business and management degree programs, college preparation programs, automotive maintenance programs, IT programs, hotel management and tourism programs, language training and certification programs and career/vocational programs.  Its subsidiaries, CIBT School of Business China, King George International College, King George International Business College, and Sprott-Shaw Colleges, which is comprised of Sprott-Shaw Degree College, Sprott-Shaw Community College (established in 1903) and Sprott-Shaw International Language College, possess a combined operating history of over 136 years in China's and Canada’s education sectors.  In addition to its wholly-owned subsidiaries, CIBT is the exclusive licensee for the American Hotel & Lodging Association Educational Institute (ALHA-EI) in China and the Philippines and the WyoTech Institute for China.  CIBT also owns Irix Design Group, a leading design and advertising company based in Vancouver, Canada.  In 2008, the Irix Design Group was ranked 15th in the list of biggest ad agencies in Greater Vancouver by the “Business in Vancouver” newspaper.

ON BEHALF OF THE BOARD OF DIRECTORS

“Toby Chu”

Toby Chu
Vice-Chairman, President & CEO

Investor Relations Contact: North America Toll Free: 1-888-865-0901 ext 318.  Email: info@cibt.net

Neither the NYSE Amex nor the TSX Venture Exchange or its regulation services provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Legal Notice Regarding Forward-Looking Statements:  This news release contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995 (United States).  Statements in this news release which are not purely historical, are forward-looking statements and include any statements regarding beliefs, plans, expectations or intentions regarding future events or CIBT’s future financial performance.  These statements are only predictions and actual results may differ materially from those predicted in any forward-looking statements due to numerous factors, including, but not limited to, risks associated with changes in general economic and business conditions, actions of CIBT’s competitors, the extent to which CIBT is able to develop new services and markets for their services, the time and expense involved in such development activities, the level of demand and market acceptance of their services and changes in our business strategies.  CIBT disclaims any intention or obligation to revise any forward-looking statements whether as a result of new information, future developments or otherwise.   The risks and uncertainties that could affect future events or CIBT's future financial performance are more fully described in CIBT's quarterly reports (on Form 6-K filed in the US and Form 51-102F1 filed in the Canada) and CIBT's annual reports (on Form 20-F filed in the US and Canada) and other recent filings in the US and Canada.  These filings are available on EDGAR at www.sec.gov in the US and on SEDAR at www.sedar.com in Canada.